UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Departure of Director

On April 30, 2021, Tingfu Xie tendered his resignation as director, the chairman of the Nominating Committee, and a member of the Audit Committee and the Compensation Committee of AGM Group Holdings Inc. (the “Company”), effective April 30, 2021.  Mr. Xie’s resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Tingfu Xie has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Director

On April 30, 2021, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Jing Shi as the succeeding director, the chairwoman of the Nominating Committee and a member of the Audit Committee and the Compensation Committee of the Company, effective April 30, 2021 until the Company’s next annual meeting of shareholders and until her successor is duly elected and qualified, or until her earlier death, resignation or removal.

Ms. Shi, age 36, has been the Assistant to CEO at Dingyi Group since August 2019. Ms. Shi has had extensive experience at various investment companies with regard to financial management and account operations. From July 2018 to June 2019, Ms. Shi was in charge of all the financial operations at Baowan Capital. Ms. Shi started her career as a member of its Capital Settlement Office in 2011, at the prestigious China General Nuclear Power Corporation, where she would eventually advance to senior management within 5 years. From July 2012 to June 2015, she was an accountant at the New Project Department. From July 2015 to July 2018, Ms. Shi served as a Senior Manager at the Investment and Development Center, where she managed all aspects of financial operations of the company. Ms. Shi acquired her Bachelor’s Degree in Investment Management from the Central University of Finance and Economics in 2009, and her Master’s Degree from the Chinese Academy of Fiscal Sciences in 2011.

The Board has determined that Ms. Jing Shi is independent within the meaning of Nasdaq Listing Rule 5605(a)(2).

There are no family relationships between Jing Shi and any other employees or members of the Board of Directors of the Company.

Ms. Jing Shi accepted an offer letter from the Company, effective April 30, 2021, and agreed to receive an annual compensation that consists of (i) USD 30,000 in cash, which includes fees and compensation for board meetings in person or remotely for up to six meetings in a year, and (ii) USD1,200 in cash for every additional board meeting attended in person or $600 for every additional remote board meeting held in a year. Such compensation is to be paid quarterly in arrears by the company. The offer letter is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Offer letter to Jing Shi dated April 30, 2021.
99.1	Correspondence of Tingfu Xie’s resignations as director, dated April 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director

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